

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 2, 2012

<u>Via Email</u>
Ms. Michelle Miller
CC Media Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209

> **Re: CC Media Holdings, Inc.**
> **Schedule TO-I**
> **Filed October 22, 2012**
> **Amendment No. 1 to Schedule TO**
> **Filed October, 24, 2012**
> **File No. 5-84136**

Dear Ms. Miller:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-I</u>

<u>General</u>

1.   Please refer to the fee table. The Additional Shares which will be repurchased contingent upon holders' participation in the offer and election to participate in the tax relief program do not appear to have been included in the calculation of the fee. Please advise or revise. Refer to Rule 0-11.

Exhibit 99(A)(1): Offer to Exchange

Exchange Program Design and Purpose, page 1

2.   Please supplement this section and include a question and answer that succinctly explains the purpose of issuing additional shares and then repurchasing them, in lieu of the company making a cash payment in order to provide tax assistance to eligible option holders. Specifically, please clarify whether a participating optionholder's tax exposure is the same under either scenario.

What are Additional Shares…, page 2

3.   Assuming all eligible optionholders participate, properly complete the 83(b) Election Form and timely submit such form, please provide a question and answer that clarifies whether the threshold cap on Additional Share repurchases would be reached and if so, whether the repurchases of Additional Shares would be on a pro rata basis.

Why can't I just retain the Replacement Shares and Additional Shares…, page 3

4.   Please supplement this section to clarify that the Additional Shares confer no rights other than the right to repurchase by the company that is associated with the tax assistance program, which will only be received if an optionholder properly completes and timely submits an election form.

Section 2, page 9

5.   Refer to Item 6 of Schedule TO and corresponding Item 1006 (a) of Regulation M-A. In addition to the compensatory purpose of the offer, please disclose and explain the purpose of the tax assistance program as structured. Specifically, please explain why the company has chosen to issue additional shares for repurchase to provide tax assistance to optionholders and the benefits to (i) optionholders and (ii) the company that results from the grant of additional shares to optionholders during the offer period .

Section 7, Conditions of the Option Exchange Program, page 12

6.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification of whether or not the conditions have been satisfied. Please clarify conditions (c)(i), (c)(iii) and (c)(v). Clarify for example, if there are quantifiable metrics related to market prices that will trigger the conditions in (c)(i) and (c)(v). Similarly, please clarify and identify the types of international or national crisis "indirectly involving the United States" that would trigger the condition in (c)(iii).

7.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

8.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Source and Amount of Funds, page 14

9.   Please clarify whether the cash related to the repurchase of Additional Shares will be paid to optionholders promptly after expiration of the offer. Refer to Rule 14e-1(c).

Summary Financial Information of CC Media Holdings, page 15

10.   We note the filing of the Form 10-Q for the period ended September 30, 2012. Please amend the Schedule TO to include updated summarized financial information. Refer generally to Item 1010(c) of Regulation M-A.

11.   It is not apparent that you have provided all of the information required by Item 1010(c) of Regulation M-A. For example, you have not disclosed information regarding book value per share. Additionally, if material, please provide the information required by Item 1010(b) of Regulation M-A. Please revise your disclosure accordingly.

Section 14. Extension of the Offer; Termination; Amendment, page 18

12.   Refer to the language in the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise to clarify.

13.   Please revise to clarify that if required, you will extend the offer for the minimum periods required by 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. In this regard, we note disclosure stating, "[e]xcept for a change in price, the amount of time by which we will extend this Offer ...will depend on the facts and circumstances." Please be advised that material changes such as those affecting a change in price and/or the amount of securities sought may require an extension of time for the periods outlined in Rule 13e-4(e)(3).

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Brian Wolfe, Esq.
                Kirkland & Ellis, LLP